Exhibit 99.1

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009

(Unaudited)

410-325 Howe Street, Vancouver, BC V6C 1Z7 (T) 604-687-3520 (F) 604-688-3392

www.rareelementresources.com

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by, and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

CONSOLIDATED BALANCE SHEETS

(Expressed in US Dollars)

	September 30, 2009	June 30, 2009
	(Unaudited)	(Audited)
ASSETS
CURRENT
Cash and cash equivalents	$ 6,330,514	$ 2,334,145
Accounts receivable	89,520	50,195
Prepaid expenses	70,210	27,978
	6,490,244	2,412,318

Equipment (Note 4)	10,682	1,872
Mineral properties and deferred exploration costs (Note 3)	2,096,245	1,609,496
Reclamation bond (Note 5)	110,533	10,533

	$ 8,707,704	$ 4,034,219

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 290,613	$ 56,692
Due to related parties (Note 7)	43,399	9,769
	334,012	66,461

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	11,034,225	7,841,832
WARRANTS (Note 6)	2,070,983	627,442
CONTRIBUTED SURPLUS (Note 6)	871,524	876,046
DEFICIT	(5,603,040)	(5,377,562)
	8,373,692	3,967,758

	$ 8,707,704	$ 4,034,219
NATURE OF OPERATIONS (Note 1)
COMMITMENTS AND CONTINGENCIES (Note 8)
SUBSEQUENT EVENTS (Note 13)

APPROVED BY THE BOARD OF DIRECTORS:

“Donald E. Ranta”	“Mark T. Brown”
Donald E. Ranta	Mark T. Brown

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED SEPTEMBER 30

(Expressed in US Dollars)

(Unaudited)

	2009	2008

EXPENSES

Audit and legal	$ 9,311	$ 576
Accounting and administration (Note 7)	38,690	21,408
Amortization	935	806
Bank charges	903	626
Corporate development	56,958	-
Foreign exchange loss (gain)	(126,646)	53,400
Investor relations and shareholders’ communication	72,850	51,780
Management fees (Note 7)	39,003	25,681
Office and miscellaneous	13,090	7,723
Rent (Note 7)	2,048	1,684
Stock-based compensation	112,670	81,817
Transfer and listing fees	3,425	958
Travel	11,211	19,955
	(234,448)	(266,414)
OTHER ITEMS
Interest income	8,970	8,898

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$ (225,478)	$ (257,516)

LOSS PER SHARE – BASIC AND DILUTED	$ (0.01)	$ (0.01)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	27,432,388	23,866,736

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

 (Expressed in US Dollars)

Issued and outstanding:	Number of Shares	Share Capital	Warrants	Contributed Surplus	Deficit	Total Shareholders’ Equity
BALANCE AS AT JUNE 30, 2008	23,866,736	$ 6,574,447	$ 337,114	$ 542,188	$ (4,123,375)	$ 3,330,374
Issued for cash: Private placement (Note 6b(i))	2,000,000	1,042,722	290,328	-	-	1,333,050
Exercise of options (Note 6b(ii))	398,000	235,442	-	(94,492)	-	140,950
Share issue costs (Note 6b(i))	-	(10,779)	-	-	-	(10,779)
Stock-based compensation (Note 6e)	-	-	-	428,350	-	428,350
Net loss for the year	-	-	-	-	(1,254,187)	(1,254,187)
BALANCE AS AT JUNE 30, 2009	26,264,736	7,841,832	627,442	876,046	(5,377,562)	3,967,758
Issued for cash: Private placements (Notes 6b(iii) & (iv))	2,200,000	2,980,919	1,443,541	-	-	4,424,460
Exercise of options (Note 6b(v))	269,000	255,128	-	(117,192)	-	137,936
Share issue costs (Notes 6b(iii) & (iv))	-	(43,654)	-	-	-	(43,654)
Stock-based compensation (Note 6e)	-	-	-	112,670	-	112,670
Net loss for the period	-	-	-	-	(225,478)	(225,478)
BALANCE AS AT SEPTEMBER 30, 2009	28,733,736	$ 11,034,225	$ 2,070,983	$ 871,524	$ (5,603,040)	$ 8,373,692

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE MONTHS ENDED SEPTEMBER 30

(Expressed in US Dollars)

(Unaudited)

	2009	2008
CASH PROVIDED BY (USED IN) OPERATIONS
Net loss for the period	$ (225,478)	$ (257,516)
Items not involving cash:
Amortization	935	806
Stock-based compensation	112,670	81,817
Interest income accrued	(5,369)	-
	(117,242)	(174,893)
Changes in non-cash working-capital items:
Accounts receivable	(33,956)	6,347
Prepaid expenses	(42,232)	(31,370)
Accounts payable and accrued liabilities	31,178	51,875
Due to related parties	33,630	1,726
	(128,622)	(146,315)

INVESTING ACTIVITIES
Deferred exploration costs	(284,006)	(245,690)
Purchase of equipment	(9,745)	-
Reclamation bond	(100,000)	-
	(393,751)	(245,690)

FINANCING ACTIVITIES
Cash received for common shares	4,562,396	-
Share issue costs	(43,654)	-
	4,518,742	-

INCREASE IN CASH AND CASH EQUIVALENTS	3,996,369	(392,005)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	2,334,145	2,271,917

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$ 6,330,514	$ 1,879,912

Cash and cash equivalents consist of:
Cash	5,777,854	434,512
GIC Investments	552,660	1,445,400
	$ 6,330,514	$ 1,879,912

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

CUMULATIVE SCHEDULE OF MINERAL PROPERTY COSTS

 (Expressed in US Dollars)

	Balance	Expenditures	Balance	Expenditures	Balance
	June 30, 2008	for the year	June 30, 2009	for the period	September 30, 2009
	(Audited)		(Audited)		(Unaudited)
Bear Lodge Property
Property acquisition costs	$ 17,721	$ 23,000	$ 40,721	$ -	$ 40,721
Exploration expenditures
Assays	13,374	16,573	29,947	24,224	54,171
Assessments and taxes	20,104	-	20,104	-	20,104
Drilling	459,960	274,712	734,672	227,291	961,963
Engineering consulting	-	-	-	17,230	17,230
Environmental costs	-	-	-	5,001	5,001
Geochemistry	-	-	-	18,820	18,820
Geological consulting	227,482	211,277	438,759	131,410	570,169
Geophysical	300	-	300	-	300
Metallurgical testing	93,530	61,500	155,030	43,141	198,171
Overhead expenses	10,839	2,685	13,524	6,458	19,982
Resource estimation	-	-	-	4,951	4,951
Staking	17,949	-	17,949	-	17,949
Survey	34,338	-	34,338	2,980	37,318
Travel expenses	24,018	400	24,418	5,243	29,661
Wages	99,734	-	99,734	-	99,734
Total exploration expenditures on Bear Lodge property	$ 1,019,349	$ 590,147	$ 1,609,496	$ 486,749	$ 2,096,245

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

1.

NATURE OF OPERATIONS

Rare Element Resources Ltd. (“Rare Element” or “the Company”) was incorporated under the laws of the Province of British Columbia on June 3, 1999.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, obtaining the necessary permits to mine, and on future profitable production or proceeds from the disposition of the mineral property interests. To date, the Company has no revenue and has an accumulated operating deficit of $5,603,040.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interim financial statements

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of application as the annual financial statements.  These interim consolidated financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual statements.

Basis of presentation and principles of consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are inclusive of the accounts of the Company and Paso Rico Resources Ltd. (“Paso Rico”), together with those of Paso Rico’s wholly-owned subsidiaries, Minera Santa Regina, S.A. de C.V., Compania Minera Real de las Lomas, S.A. de C.V. and Paso Rico (USA), Inc. The Company is in the process of winding down the two Mexican companies.

Use of estimates

The preparation of these consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Foreign currency translation

The Company’s reporting currency is the US Dollar. The Company’s Canadian operations are considered to be integrated with foreign currency transactions translated into US Dollars as follows:

•

monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates;

•

other assets and liabilities at the applicable historical exchange rates;

•

revenues and expenses at the average rates of exchange for the period, and;

•

gains and losses arising from the conversion of foreign-currency balances and transactions are reported in income as they occur.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Mineral properties and deferred exploration costs

The cost of mineral properties and related exploration expenditures are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized over the estimated useful life of the properties following the commencement of production, or written-off if the properties are allowed to lapse or are abandoned.

Cost includes the cash consideration and the fair market value of shares issued for the acquisition of mineral properties. Properties acquired under option agreements are recorded in the accounts at such time as payments are made. Proceeds from options granted are applied to the cost of the related property and any excess is included in income for the period.

The recorded amounts of mineral claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral properties periodically and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  Management’s assessment of a property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Cash and cash equivalents

Provided that the instruments are readily convertible at the balance sheet date into cash without penalty at their carrying value, the Company considers its highly liquid term investments, typically with Canadian Chartered banks, to be cash equivalents. The Company maintains its cash and cash equivalents in bank deposit accounts which exceed federally insured limits. At September 30, 2009, the Company had its cash and cash equivalents with one financial institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents and holds no asset backed commercial paper.

Amortization

The Company provides for amortization on its computer equipment at 55% and drilling equipment at 30% declining balance (one-half of the rate is taken in the year of acquisition and disposition).

Income taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the liability method, where future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively-enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the future benefit is taken and no asset is recognized.  Such an allowance applies fully to all potential income tax assets of the Company.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Loss per share

The loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share is not presented as the effect on the basic loss per share would be anti-dilutive.

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is initially credited to contributed surplus and subsequently transferred to share capital if and when the related options are exercised. Cash received on the exercise of stock options is also credited to share capital.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.

The associated asset retirement costs are capitalized as part of the carrying amount of long lived assets. The liability is accreted over the estimated time period until settlement of the obligation and asset is depreciated over the estimated remaining useful life of the asset. Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation.  The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations.  Changes resulting form revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related capitalized asset retirement cost.

New accounting pronouncements

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

a) Business combinations, consolidated financial statements and non-controlling interests

CICA sections 1582, 1601 and 1602 replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

b) Impaired loans

In August 2009, the CICA amended Section 3025, Impaired loans. This Section has been amended to conform the definition of a loan to that in amended Section 3855 and to include held-to-maturity investments within the scope of this section. These amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008. This standard is not expected to have an impact on the Company’s financial position or results of operations.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

New accounting pronouncements, Continued

c) Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Section 1625, Comprehensive revaluation of assets and liabilities. This section has been amended as a result of issuing Business combinations, Section 1582, Consolidated financial statements, Section 1601, and Non-controlling interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before January 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company’s results of operations or its financial position.

d) Equity

In August 2009, as a result of issuing Section 1602, Non-Controlling Interests, the CICA amended Section 3251, Equity. The amendments apply only to entities that have adopted Section 1602.

e) Financial instruments-recognition and measurement

In August 2009, the CICA amended Section 3855, Financial Instruments-Recognition and Measurement. This section has been amended to add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. These amendments apply to reclassifications made on or after July 1, 2009. Earlier adoption is permitted. Also, this sSection has been amended to:

-

change the categories into which a debt instrument is required or permitted to be classified;

-

change the impairment model for held-to-maturity financial assets to the incurred credit loss model of Impaired loans, Section 3025; and

-

require reversal of previously recognized impairment losses on available-for sale financial assets in specified circumstances.

These amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008. This standard is not expected to have a material impact on the Company’s financial condition or operation results.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely and accurate conversion.

Comparative figures

Certain of the prior period’s figures have been reclassified to conform with the current period’s financial statement presentation.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

3.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as these are entirely dependent upon the economic recovery of future ore reserves.  A summary of current property interests is as follows:

Bear Lodge Property

The Company, through its wholly-owned subsidiary, Paso Rico (USA), Inc., holds a 100% interest in a group of unpatented mineral claims known as the Bear Lodge Property. The property is situated in the Bear Lodge Mountains of Crook County, in northeast Wyoming. These claims were, in part, acquired from Freeport-McMoRan Copper & Gold (“Freeport”) by way of a “Mineral Lease and Option for Deed”.  Certain claims and a portion of a defined area of influence surrounding the claims were subject to a production royalty of 2% of Net Smelter Returns ("NSR") royalty payable to Freeport. On March 31, 2009, the Company re-purchased the NSR for $50,000, $27,000 of which was assigned to Newmont. Paso Rico (USA), Inc. also owns a portion of the claim group outright and these claims are not subject to the NSR.

The property comprises 90 federal unpatented mineral claims and a 640-acre Wyoming state lease for a total of approximately 2,100 acres.  There is a sliding scale royalty on certain state lease land due to the State of Wyoming if ore is mined from the state section.

On June 1, 2006, Paso Rico (USA), Inc. and Newmont North America Exploration Limited (“Newmont”), a subsidiary of Newmont Mining Corporation, signed an agreement to establish a gold-exploration venture on the Company’s Bear Lodge, Wyoming property (“Venture”). Under the agreement, Newmont has the right to earn a 65% participating interest in the Bear Lodge property, excluding any rights to the rare-earth elements and uranium, but including rights to gold and other metals, by spending $5 million on property exploration by 2011.

Newmont also has the right to earn an additional 15% participating interest by completing a positive feasibility study.  If the Company’s interest is reduced to 20%, the Company shall have a financing option by which it may elect for Newmont to carry the Company’s share of Venture expenditures, without further dilution to the Company, until commencement of mining on the property.  The funds advanced by Newmont under the financing option, plus interest at LIBOR plus 3%, shall be recouped from 90% of the Company’s portion of the proceeds from production.

Newmont staked an additional 116 Federal lode mineral claims, which are included as part of the Venture’s property. The total Venture area of interest consists of approximately nine square miles, mostly located in the north portion of the Bear Lodge Mountains.

Newmont is the operator of the gold-exploration program. The Company will continue to operate its own rare-earth-element exploration program; however, if the two exploration programs conflict, the Venture, under Newmont, may choose to operate both programs. The Company is advancing the exploration and evaluation of the rare-earth mineralization on the Bear Lodge property.

All claims are located on federal lands and are subject to annual maintenance fees payable to the United States Bureau of Land Management. These fees are now paid by Newmont as long as the Newmont agreement remains in effect.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

4.

EQUIPMENT

	September 30, 2009	June 30, 2009

Computer equipment	$ 4,962	$ 4,962
Drilling equipment	9,745	-
Accumulated amortization	(4,025)	(3,090)
Net book value	$ 10,682	$ 1,872

5.

RECLAMATION BOND

The Company was required to post a reclamation bond which covers the cost to reclaim the ground disturbed during its exploration programs at the Bear Lodge Property. On July 23, 2004, $10,000 was transferred to the Wyoming Department of Environmental Quality for the bond required to cover the exploration program. The Company must complete certain reclamation work for these funds to be released, but may leave the bond in place for future exploration programs, even if such work is completed. The interest of $533 was accrued on this bond as of September 30, 2009.

In August 2006, an additional bond of $10,000 was set up in the name of Paso Rico (USA), Inc., but it was paid by Newmont.  This bond covers Newmont’s gold-exploration reclamation work and is not included in these financial statements.  It will revert to Newmont if and when Newmont completes its reclamation.

In August 2009, an additional bond of $100,000 was set up in the name of Paso Rico (USA), Inc., for the benefit of the Company and covers the Company’s rare-earth exploration reclamation work.

6.

SHARE CAPITAL AND CONTRIBUTED SURPLUS

a.

Authorized – unlimited number of common shares without par value.

b.

Issued

i)

On May 27, 2009, the Company completed a non-brokered private placement for $1,500,000 CDN. The offering consisted of 2,000,000 units at $0.75 CDN per unit. Each unit comprised one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at $1.00 CDN until November 27, 2010. The fair value of $290,328 was assigned to the warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.27%, an expected life of 1.5 year, annualized volatility of 108%, and a dividend rate of 0%.  A total of $10,779 was included in share issue costs.

ii)

In fiscal year 2009, a total of 398,000 options at prices ranging from $0.25 CDN to $0.58 CDN were exercised for proceeds of $140,950. A fair value of $94,492 was recognized on these exercised options.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

6.   SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

iii)

On July 24, 2009, the Company completed a non-brokered private placement for $1,800,000 CDN. The offering consisted of 1,200,000 units at $1.50 CDN per unit. Each unit consists of one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at $2.10 CDN until January 24, 2011. The fair value of $401,088 was assigned to the warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumption used were a risk-free interest rate of 1.33%, an expected life of 1.5 year, annualized volatility of 132%, and a dividend rate of 0%. A total of $17,070 was included in share issue costs.

iv)

On September 21, 2009, the Company completed a non-brokered private placement for $3,000,000 CDN. The offering consisted of 1,000,000 units at $3.00 CDN per unit. Each unit consists of one common share and one non-transferable share-purchase warrant. Each warrant is exercisable into a common share of the Company at $4.25 CDN until March 21, 2011. The fair value of $1,042,453 was assigned to the warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumption used were a risk-free interest rate of 1.28%, an expected life of 1.5 year, annualized volatility of 137%, and a dividend rate of 0%. A total of $26,584 was included in share issue costs.

v)

During the three months ended September 30, 2009, a total of 269,000 options at prices ranging from $0.55 CDN to $0.58 CDN were exercised for proceeds of $137,936. A fair value of $117,192 was recognized on these exercised options.

c.

Stock Options

The following table summarizes the Company’s stock option activity:

	Number of Options	Weighted Average Exercise Price (CDN$)
Outstanding, June 30, 2008	2,546,000	0.62
Granted	1,400,000	0.58
Exercised	(398,000)	0.40
Expired	(750,000)	0.35
Outstanding, June 30, 2009	2,798,000	0.71
Granted	200,000	2.09
Exercised	(269,000)	0.56
Outstanding, September 30, 2009	2,729,000	0.82

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

6.   SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

At September 30, 2009, the following options were outstanding:

Expiry Date	Number of Options	Exercise Price (CDN$)	Weighted Average Remaining Contractual Life (Years)
April 28, 2011	150,000	0.55	1.58
January 10, 2012 *	250,000	0.55	2.28
September 1, 2012	350,000	1.00	2.92
October 12, 2012	350,000	1.00	3.04
October 15, 2012	25,000	1.00	3.04
November 17, 2012 **	50,000	1.15	3.13
February 19, 2013	75,000	1.15	3.39
January 27, 2014 ***	1,279,000	0.58	4.33
July 20, 2014	200,000	2.09	4.82
	2,729,000	0.82	3.62

*

Subsequently, 50,000 of these options were exercised.

**

Subsequently, 50,000 of these options were exercised.

***

Subsequently, 53,000 of these options were exercised.

d.

Warrants

The following table summarizes the Company’s warrant activity:

	Number of Shares	Weighted Average Exercise Price (CDN$)
Outstanding, June 30, 2008	537,500	1.35
Granted	1,000,000	1.00
Expired	(537,500)	1.35
Outstanding, June 30, 2009	1,000,000	1.00
Granted	1,600,000	3.44
Outstanding, September 30, 2009	2,600,000	2.50

At September 30, 2009, the following warrants were outstanding:

Expiry Date	Number of Warrants	Exercise Price (CDN$)	Weighted Average Remaining Contractual Life (Years)
November 27, 2010*	1,000,000	1.00	1.16
January 24, 2011	600,000	2.10	1.32
March 21, 2011	1,000,000	4.25	1.47
	2,600,000	2.50	1.32

* Subsequently, 25,000 of these warrants were exercised.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

6.   SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

e.

Stock-based compensation

The fair value of stock options and warrants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2009	2008
Risk-free interest rate	1.27 – 2.03%	1.27 – 2.03%
Annualized volatility	108 -137%	92 - 108%
Expected dividend yield	Nil	Nil
Expected option life in years	1.5 – 5 years	1.5 - 5 years

During the three months ended September 30, 2009, the Company recognized $112,670 (2008 - $81,817) of stock-based compensation expense for options granted to directors, officers, and consultants.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect fair value estimates and, therefore, it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock-option grants.

7.

RELATED PARTY TRANSACTIONS

During the three months ended September 30, 2009:

a)

$39,003 (2008 - $25,681) was charged for management fees by an officer and director and bonus paid to an officer of the Company. As at September 30, 2009, $15,110 (June 30, 2009 - $Nil) was owed to the officer.

b)

$40,738 (2008 - $23,092) was charged by a private company controlled by a director and officer of the Company for accounting, management fees and rent.  As at September 30, 2009, $28,289 (June 30, 2009 - $9,769) was owed to this private company.

Related party transactions were in the normal course of operations and are measured at the fair value amount as determined by management. The amounts owed bear no interest and are unsecured with no repayment terms.

8.

COMMITMENTS AND CONTINGENCIES

Potential environmental contingency

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and generally becoming more restrictive.  The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.  The ultimate amount of reclamation and other future site-restoration costs to be incurred for existing mining interests is uncertain.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

9.

SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	United States	Total
As at September 30, 2009
Assets	$ 6,500,926	$ 2,206,778	$ 8,707,704

As at June 30, 2009
Assets	$ 2,414,190	$ 1,620,029	$ 4,034,219

	Canada	United States	Total
For the three months ended September 30, 2009
Loss for the period	$ 225,208	$ 270	$ 225,478
Capital expenditures	$ -	$ 393,751	$ 393,751

For the three months ended September 30, 2008
Loss for the period	$ 257,256	$ 260	$ 257,516
Capital expenditures	$ -	$ 245,690	$ 245,690

10.

FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company’s financial instruments typically consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities.

Cash equivalents and temporary investments have been classified as held for trading and are re-valued to market at each period end. Unrealized gains and losses on re-valuation are recorded in operations.

Accounts receivable are classified as loans and receivables and are carried at amortized cost. Accounts payable and accrued liabilities are classified as other liabilities and are carried at amortized cost. These instruments have fair values which approximate their cost due to their short-term nature.

The Company’s operations consist of the acquisition and exploration of mineral resource properties in United States. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

10.  FINANCIAL INSTRUMENTS AND RELATED RISKS, Continued,

 a)

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i) Trade credit risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

(ii) Cash and cash equivalents

In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii)Derivative financial instruments

As at September 30, 2009, the Company has no derivative financial instruments. It may in the future enter into derivative financial instruments and in order to manage credit risk, it will only enter into derivative financial instruments with highly rated investment grade counterparties.

b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

c)

Interest rate risk

The Company’s interest revenue earned on cash and on short term investments is exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company’s exposure to interest rate is very low as the Company has limited short term investments.

d)

Currency risk

The Company’s property interests in the United States subject it to foreign currency fluctuations which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian dollar and US dollar.

A one cent change in the US/CDN dollar currency rate would affect the Company’s estimated one-year exploration expenditures by $15,000.

The Company does not invest in derivatives to mitigate these risks.

e)

Interest rate risk

The Company limits its exposure to interest rate risk as it invests only in short term investments at major Canadian financial institutions.

A one percent change in interest rates changes the results of operations by $6,000.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

11.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital (Note 6). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through fiscal 2010.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”), and that impact consolidated financial statement line items, are described below.

Mineral property costs

Under Canadian GAAP, acquisition and exploration costs are capitalized. Under U.S. GAAP, the costs of acquiring properties and mineral rights are generally capitalized, although these costs would be subject to impairment testing. The costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized. On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and are expensed as incurred, regardless of whether the Company has established reserves on other properties.

Share purchase warrants

For Canadian GAAP purposes, all of the Company’s outstanding share purchase warrants are classified and accounted for as equity on the Company’s financial statements.  U.S. GAAP, in accordance with EITF 07-5, currently requires share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency be classified and accounted for as a financial liability and, accordingly, to be measured for financial reporting purposes at their current fair value.  All fluctuations in fair value are recorded in current operations.   As a result of applying this interpretation, the Company has restated its pro-forma September 30, 2009 U.S. GAAP net earnings to reflect the mark-to-market impact related to fair valuation of these warrants as at September 30, 2009.  The net effect of the restatement is to increase net loss in the three months ended September 30, 2009 by an amount of $91,755 arising from the recognition of a mark-to-market loss on the share purchase warrants.  This non-cash restatement has no effect on the Company’s operations, cash flow, or liquidity, and has been applied a prospective basis with no effect on comparative years.

In accordance with the implementation guidance, the Company’s pro-forma deficit under U.S. GAAP has been increased by $333,741 at July 1, 2009, representative of the fair value of the Company’s liability associated with common share purchase warrants outstanding at that date.

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

12.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued,

	September 30, 2009	June 30, 2009
a) Assets
Mineral property costs under Canadian GAAP	$ 2,096,245	$ 1,609,496
Less deferred costs expensed under U.S. GAAP	(2,096,245)	(1,609,496)
Mineral property costs under U.S. GAAP	$ -	$ -
b) Liabilities
Liabilities under Canadian GAAP	$ 334,012	$ 66,461
Warrant adjustment under U.S. GAAP	1,869,037	-
Liabilities under U.S. GAAP – Restated	$ 2,203,049	$ 66,461
c) Warrants
Warrants under Canadian GAAP	$ 2,070,983	$ 627,442
Warrant adjustment under U.S. GAAP	(1,443,541)	-
Warrants under U.S. GAAP – Restated	$ 627,442	$ 627,442

d) Deficit
Closing deficit under Canadian GAAP	$ (5,603,040)	$ (5,377,562)
Adjustment to deficit for mineral property costs expensed under U.S. GAAP	(2,096,245)	(1,609,496)
Closing deficit under U.S. GAAP	(7,699,285)	(6,987,058)
Transitional adjustment for Issue 07-5	(333,741)	-
Warrant adjustment under U.S. GAAP	(91,755)	-
Closing deficit under U.S. GAAP – Restated	$ (8,124,781)	$ (6,987,058)

e) Net Loss and Comprehensive Loss
Net loss under Canadian GAAP	$ (225,478)	$ (1,254,187)
Mineral property costs expensed under U.S.GAAP	(486,749)	(590,147)
Net loss under U.S. GAAP	(712,227)	(1,844,334)
Warrant adjustment under U.S.GAAP	(91,755)	-
Net loss and comprehensive loss under U.S. GAAP – Restated	$ (803,982)	$ (1,844,334)

f) Basic and Diluted Loss Per Share - U.S. GAAP	$ (0.03)	$ (0.08)

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

12.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued,

	September 30, 2009	June 30, 2009
g) Cash flows – Operating activities
Cash used in operating activities – Canadian GAAP	$ (128,622)	$ (810,846)
Loss under Canadian GAAP	225,478	1,254,187
Warrant adjustment under U.S. GAAP	91,755	-
Loss under U.S. GAAP	(803,982)	(1,844,334)
Non-cash exploration costs expensed under U.S.GAAP	202,743	-
Cash used in operating activities – U.S. GAAP	$ (412,628)	$ (1,400,993)

h) Cash flows - Investing Activities
Cash used in investing activities - Canadian GAAP	$ (393,751)	$ (581,012)
Mineral property costs expensed under U.S. GAAP	284,006	581,012
Cash used in investing activities - U.S. GAAP	$ (109,745)	$ -

RARE ELEMENT RESOURCES LTD.

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(Unaudited)

13.

SUBSEQUENT EVENTS

a.

On October 30, 2009, the Company acquired 100% of the Eden Lake rare earth elements project from VMS Ventures Inc. for a payment of 300,000 common shares and a 3% Net Smelter Returns (“NSR”) royalty with the underlying owner Strider Resources Limited. The common shares have trading restrictions over an 18-month period. The Company has the right to buy 50% of the 3% NSR for $1.5 million. Finder’s fees of 20,000 common shares were issued to two parties for this acquisition.

b.

Subsequently, 153,000 options were exercised for gross proceeds of $115,740 CDN and 25,000 warrants were exercised for gross proceeds of $25,000 CDN.

c.

On October 2, 2009, 30,000 options were granted to an advisor of the Company with an exercise price of $4.49 CDN expiring October 2, 2014.